                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                             FORTUNE FINANCIAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.025 PER SHARE
                         (Title of Class of Securities)

                                    607235504
                                 (CUSIP Number)

                               James L. Main, Esq.
                              Holland & Knight LLP
                        50 North Laura Street, Suite 3900
                           Jacksonville, Florida 32202
                                 (904) 798-7319
                             -----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 15, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)

------------------------------------------------------                     -----------------------------------------
CUSIP No. 607235504                                                        Page 2 of 8
          ---------
------------------------------------------------------                     -----------------------------------------

--------------------------------------------------------------------------------------------------------------------
               Names of Reporting Person:
      1                                   R. Lee Smith
                                          ------------
               I.R.S. Identification No. of Above Person (entity only)
--------------------------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                             (a) / /
                                                                                                             (b) /x/
--------------------------------------------------------------------------------------------------------------------
               SEC use only
      3

--------------------------------------------------------------------------------------------------------------------
               Source of Funds*
      4
                        PF
--------------------------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5

--------------------------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        United States Citizen
--------------------------------------------------------------------------------------------------------------------
                                     Sole voting power
                               7                                                 1,453,232

                             ---------------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                                    -0-
       owned by each
                             ---------------------------------------------------------------------------------------
   Reporting person with             Sole dispositive power
                               9                                                 1,453,232

                             ---------------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                                   -0-

--------------------------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11                                                                                           1,453,232
--------------------------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*                       / /  /x/
     12

--------------------------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)
     13                                            17.9%
--------------------------------------------------------------------------------------------------------------------
               Type of Reporting Person*
     14
                                                   IN
--------------------------------------------------------------------------------------------------------------------
                                 -  SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------                     -----------------------------------------
CUSIP No. 607235504                                                        Page 3 of 8
          ---------
------------------------------------------------------                     -----------------------------------------

--------------------------------------------------------------------------------------------------------------------
               Names of Reporting Person:
      1                                   Allan J. McCorkle
                                          -----------------
               I.R.S. Identification No. of Above Person (entity only)
--------------------------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                             (a) / /
                                                                                                             (b) /x/
--------------------------------------------------------------------------------------------------------------------
               SEC use only
      3

--------------------------------------------------------------------------------------------------------------------
               Source of Funds*
      4
                        Not Applicable
--------------------------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5

--------------------------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        United States Citizen
--------------------------------------------------------------------------------------------------------------------
                                     Sole voting power
                               7                                                       -0-

                             ---------------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                                     2,872,110
       owned by each
                             ---------------------------------------------------------------------------------------
   Reporting person with             Sole dispositive power
                               9                                                       -0-

                             ---------------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                                   2,872,110

--------------------------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11                                                                                           2,872,110
--------------------------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*                           /x/
     12

--------------------------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                               / /
     13                                            38.5%
--------------------------------------------------------------------------------------------------------------------
               Type of Reporting Person*
     14
                                                   IN
--------------------------------------------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------           ----------------------------------------
CUSIP No. 607235504                     Page 4 of 8
          ---------
-----------------------------           ----------------------------------------


     This Amendment No. 2 amends the Statement on Schedule 13D filed by R. Lee Smith and Allan J. McCorkle relating to the common stock, $.025 par value, of Fortune Financial, Inc., a Florida corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item No. 3 of this Schedule 13D is hereby amended by adding the following paragraph:

          "The amount of funds used in the acquisition of the Warrant and the Note (each as defined below) to which this Amendment No. 2 relates is $800,000 derived from Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051), a retirement account for Mr. Smith's benefit."

ITEM 4.  PURPOSE OF TRANSACTION.

     Item No. 4 of this Schedule 13D is hereby amended by adding the following paragraphs:

          "As of November 15, 2000, Mr. Smith and another investor entered into a certain Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer. Pursuant to the Securities Purchase Agreement, as of that date Mr. Smith acquired in exchange for $800,000 in cash (i) the Issuer's 9% Convertible Note (the "Note") and (ii) the Issuer's Warrant for 330,579 shares of Common Stock with an initial exercise price of $2.42 per share, subject to adjustment in certain events (the "Warrant"). The Note is convertible (on a dollar for dollar basis, subject to adjustment in certain events) at the option of the holder into shares of a to-be-created class of the Issuer's preferred stock (the "Preferred Stock"), which in turn is contemplated to be convertible into shares of the Issuer's Common Stock at an initial conversion price of $2.42 per share, subject to adjustment in certain events.

          "In connection with the Securities Purchase Agreement, Mr. Smith and the other investor entered into a letter agreement (the "Letter Agreement") with the Issuer that permits Mr. Smith and the other investor, in the event that the Issuer fails to complete by December 31, 2000 an issuance of equity securities on substantially the terms being discussed by the Issuer with a third party, to acquire up to an additional $13 million of Notes and Warrants on the substantially the same terms as those relating to the acquisition of the Note and the Warrant pursuant to the Securities Purchase Agreement

-----------------------------           ----------------------------------------
CUSIP No. 607235504                     Page 5 of 8
          ---------
-----------------------------           ----------------------------------------

     or on such other terms and conditions as may be agreed upon at the time. Also in connection with the Securities Purchase Agreement, certain shareholders (including McCorkle) of the Issuer agreed, among other things, to vote their shares (constituting a majority of the shares of Common Stock outstanding) in favor of the transactions described above, provided that the Issuer's Board of Directors shall have received with respect to such transactions a fairness opinion or opinions satisfactory to the Board in its sole discretion. The acquisition by Mr. Smith of the Note and the Warrant was approved by the disinterested members of the Issuer's Board of Directors and was the subject of a fairness opinion issued contemporaneously with the transactions reported hereby. Mr. Smith may be requested to sell a portion of the Note and the Warrant to certain insiders of the Issuer and has indicated a willingness to do so."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item No. 5 of this Schedule 13D is hereby amended by adding the following paragraphs:

          "Mr. Smith may be deemed to beneficially own 1,453,232 shares, or approximately 17.9%, of the outstanding Common Stock, through his direct ownership of 754,824 shares and of presently exercisable stock option for 37,250 shares and through the ownership by a retirement account for his benefit of the Note and the Warrant, each of which are presently convertible into or exercisable for 330,579 shares.

          "The following table lists the transactions Mr. McCorkle has effected in the securities of the Issuer since September 1, 2000:

         -----------------------------------------------------------------------
             Date        Price Per Share       No. of Shares       Transaction
         -----------------------------------------------------------------------
            09/11/00             $2.75             2,000               Sale
         -----------------------------------------------------------------------
            09/13/00             $2.75             10,000              Sale
         -----------------------------------------------------------------------
            09/28/00             $2.75              100                Sale
         -----------------------------------------------------------------------
            11/18/00             $2.00             8,250               Gift
         -----------------------------------------------------------------------

     Mr. Smith has effected no other transactions in the securities of the Issuer in the last sixty days, except as disclosed in Item 4 hereof."

-----------------------------           ----------------------------------------
CUSIP No. 607235504                     Page 6 of 8
          ---------
-----------------------------           ----------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item No. 6 of this Schedule 13D is hereby amended by adding the following paragraphs:

          "The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated by reference, regarding the filing of this Schedule and future amendments hereto.

          "In addition to the Securities Purchase Agreement, the Note, the Warrant, the Letter Agreement, and the Shareholders' Agreement (each of which is described in Item 4 hereof), in connection with the Securities Purchase Agreement Mr. Smith and the other investor entered into a Registration Rights Agreement dated November 15, 2000 with respect to certain demand and piggyback registration rights under the Securities Act of 1933, as amended, with respect to shares of Common Stock acquirable under the Securities Purchase Agreement.

          Except as described in this Schedule 13D, neither Mr. Smith nor Mr. McCorkle has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Joint Filing Agreement, dated December 14, 2000, between Smith and
           McCorkle

Exhibit 2  Promissory Note, dated November 15, 2000, of the Issuer to Mid-Ohio
           Securities Corp., FBO R. Lee Smith (Acct. 15051)

Exhibit 3  Warrant, dated November 15, 2000 issued by the Issuer to Mid-Ohio
           Securities Corp., FBO R. Lee Smith (Acct. 15051)

Exhibit 4  Letter Agreement, dated November 15, 2000, between the Issuer,
           Hawkeye, Inc., and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct.
           15051)

Exhibit 5  Registration Rights Agreement, dated November 14, 2000, between the
           Issuer, Hawkeye, Inc., and Mid-Ohio Securities Corp., FBO R. Lee Smith
           (Acct. 15051)

-----------------------------           ----------------------------------------
CUSIP No. 607235504                     Page 7 of 8
          ---------
-----------------------------           ----------------------------------------

Exhibit 6  Shareholders' Agreement, dated November 15, 2000, between the shareholders of the Issuer, Hawkeye, Inc., and Mid-Ohio Securities Corp.,
           FBO R. Lee Smith (Acct. 15051)

Exhibit 7  Securities Purchase Agreement, dated November 15, 2000, between the
           Issuer, Hawkeye, Inc., and Mid-Ohio Securities Corp., FBO R. Lee Smith
           (Acct. 15051)

-----------------------------           ----------------------------------------
CUSIP No. 607235504                     Page 8 of 8
          ---------
-----------------------------           ----------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2000


                                        /s/ R. Lee Smith
                                        --------------------------------
                                        R. Lee Smith



                                        /s/ Allan J. McCorkle
                                        --------------------------------
                                        Allan J. McCorkle


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

------------------------------------------------------
CUSIP No. 607235504
------------------------------------------------------


EXHIBIT LIST

Exhibit 1   Joint Filing Agreement, dated December 14, 2000, between Smith and
            McCorkle

Exhibit 2   Promissory Note, dated November 15, 2000, of the Issuer to Mid-Ohio
            Securities Corp., FBO R. Lee Smith (Acct. 15051)

Exhibit 3   Warrant, dated November 15, 2000 issued by the Issuer to Mid-Ohio
            Securities Corp., FBO R. Lee Smith (Acct. 15051)

Exhibit 4   Letter Agreement, dated November 15, 2000, between the Issuer,
            Hawkeye, Inc., and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct.
            15051)*

Exhibit 5   Registration Rights Agreement, dated November 14, 2000, between the
            Issuer, Hawkeye, Inc., and Mid-Ohio Securities Corp., FBO R. Lee Smith
            (Acct. 15051)*

Exhibit 6   Shareholders' Agreement, dated November 15, 2000, between the shareholders of the Issuer, Hawkeye, Inc., and Mid-Ohio Securities Corp.,
            FBO R. Lee Smith (Acct. 15051)*

Exhibit 7   Securities Purchase Agreement, dated November 15, 2000, between the
            Issuer, Hawkeye, Inc., and Mid-Ohio Securities Corp., FBO R. Lee Smith
            (Acct. 15051)*



--------
     * Incorporated by reference to the corresponding exhibit to the statement on Schedule 13D filed on November 28, 2000 by Arthur L. Cahoon and Hawkeye, Inc.